

September 22, 2010

Xinyu Peng
Chief Financial Officer and Secretary
China Recycling Energy Corporation
12/F, Tower A, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

Re: **China Recycling Energy Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Filed March 16, 2010
        Form 10-Q for the Quarterly Period Ended June 30, 2010
        Filed August 16, 2010
        File No. 001-34625

Dear Mr. Peng:

We have reviewed your response letter dated August 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 22

1.   We reviewed your proposed disclosure in response to comment four in our letter dated August 3, 2010. As previously requested, please include a comparative analysis and discussion of the effective tax rate for each year presented. The discussion should describe the reasons for changes in the effective tax rate.

Item 8. Financial Statements and Supplementary Data, page 26

Report of Independent Registered Public Accounting Firm, page 26

2. We reviewed your response to comment nine in our letter dated August 3, 2010. Please confirm to us that you received a signed copy of the report issued by your independent accountant and intend to include the conformed signature of your independent accountant in future filings and/or amendments.

Consolidated Statements of Cash Flows, page 30

3. We reviewed your response and the analysis provided in the appendix to comment 11 in our letter dated August 3, 2010. It appears that you reported the profit on sales-type leases as a reduction of cash flows from investing activities rather than as a reduction to cash flows from operating activities in the adjustments to reconcile net income (loss) to net cash provided by operating activities. It also appears that you netted cash outflows for construction in progress against proceeds from sales-type leases in cash flows from investing activities, which resulted in a net cash outflow rather than a cash inflow from sales-type leases. Please review your classification of cash flows for these items and tell us whether we have interpreted your analysis correctly. If our understanding is correct, tell us how you would revise your presentation to comply with the guidance in ASC 230. If our understanding is incorrect, tell us how you classified the profit from sales-type leases and why cash flows from your gross investment in sales-type leases resulted in a net cash outflow for each year presented.

Notes to Consolidated Financial Statements, page 31

Note 17. Loan Payable – Collective Capital Trust Plan, page 44

4. We reviewed your response comment 21 in our letter dated August 3, 2010. As previously requested, please provide the disclosures required by ASC 810-10-50-8 through ASC 810-10-50-19 to the extent applicable. In addition, please expand your disclosure to describe the terms of the agreement to share the benefits from the Clean Development Mechanism under the Kyoto Protocol equally with Beijing Trust and to pay the management stimulation profit (or incentive benefit) as discussed in Form 8-K filed December 8, 2009.

Note. 18. Convertible Notes Payable and Revolving Financing Agreement, page 45

5.   We reviewed your proposed disclosure in response to comment 24 in our letter dated August 3, 2010. Please provide the disclosures required by ASC 825-20-50-1b, 825-20-50-1c and 825-20-50-1d or tell us why these disclosures are not required.

Note 19. Stock-Based Compensation, page 47

6.   We reviewed your response to comment 26 in our letter dated August 3, 2010. Please tell us in more detail the basis for your determination that the measurement date for the warrants issued to non-employees was the same as the grant date. Refer to the guidance in ASC 505-50-30-11 through ASC 505-50-30-17 and discuss why you believe: (i) performance was complete on the grant date or (ii) a performance commitment to earn the equity instruments was probable on the grant date because of sufficiently large disincentives for nonperformance. With respect to the latter, please explain in detail the sufficiently large disincentives for nonperformance.

Item 9A. Controls and Procedures, page 51
Internal Control Over Financial Reporting, page 51

7.   We reviewed your response to comment 27 in our letter dated August 3, 2010 and the sentence inadvertently omitted from the disclosure. Please provide the omitted disclosure in an amendment. Refer to Exchange Act Rule 12b-15.

Changes in Internal Control Over Financial Reporting, page 52

8.   We reviewed your response to comment 28 in our letter dated August 3, 2010. Please provide the disclosure required by Item 308T(b) of Regulation S-K in an amendment. Refer to Exchange Act Rule 12b-15.

Item 15. Exhibits, Financial Statement Schedules, page 52

9.   We reviewed your response to comment 29 in our letter dated August 3, 2010. Please file the written consent of your independent accountant is accordance with Item 601(b)(23) of Regulation S-K in an amendment. Refer to Exchange Act Rule 12b-15.

Signatures, page 54

10.   We reviewed your response to comment 30 in our letter dated August 3, 2010. Please include the signature of your principal financial officer and accounting officer in the second signature section in an amendment. Refer to Exchange Act Rule 12b-15.

Form 10-Q for Quarterly Period Ended June 30, 2010

Part I. Financial Information, page 3

Item 1. Financial Statements, page 3

Consolidated Balance Sheets, page 3

11.   Please tell us your basis in GAAP for classifying shares to be issued as temporary equity in the mezzanine section. Please reference the authoritative literature you applied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen at 202-551-3336 if you have any questions. In his absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief